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05044086

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Goldstein & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1865 Palmer Ave
(No. and Street)

Larchmont	NY	10538-
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Goldstein — 914-833-0875
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald R Valane, CPA, PC
(Name – *if individual, state last, first, middle name*)

338 Lafayette Street	New York	NY	10012-
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Goldstein, swear or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Goldstein & Company, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA E. DIAZ
Notary Public, State of New York
No. 01DI6063721
Qualified in Westchester County
Commission Expires 9-10-05

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

L.J. GOLDSTEIN & COMPANY, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

JUNE 30, 2005

Donald R. Valane C.P.A. P.C.
338 Lafayette Street
New York, NY 10012
212-879-2612

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
L.J. Goldstein & Company, Inc.

We have audited the accompanying statement of financial condition of L.J. Goldstein & Company, Inc. as of June 30, 2005 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Goldstein & Company, Inc. as of June 30, 2005 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Donald R. Valane
Certified Public Accountants, P.C.

August 23, 2005
New York, New York

L.J. GOLDSTEIN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$	157,283
Securities owned		52,265
Other assets		784
	$	210,332

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	11,338
		11,338
Commitments and contingencies		
Stockholder's equity		
Common stock, no par; authorized 200 shares; issued and outstanding 100 shares		10,500
Retained earnings		188,494
		198,994
	$	210,332

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2005

Revenues:	
Unrealized gains	$ 8,095
Realized gains	1,733
Commissions	54,031
Interest and dividends	3,204
	67,063
Expenses:	
Salaries and payroll costs	31,971
Commissions and clearing charges	15,236
Other operating expenses	20,684
	67,891
Income before income taxes	(828)
Income taxes	(8)
Net income	$ (820)

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2005

	Common Stock	Retained Earnings	Total
Balance - July 1, 2004	$ 10,500	$ 189,314	$ 199,814
Net income	-	(820)	(820)
Balance - June 30, 2005	$ 10,500	$ 188,494	$ 198,994

See notes to financial statements.

L.J. GOLDSTEIN & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:	
Net (loss)	$ (820)
Unrealized gain	(1,733)
	(2,553)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from brokers and dealers	4,256
Increase in securities owned	(21,270)
Increase in other assets	(784)
Decrease in accrued expenses and other liabilities	(3,185)
Total adjustments	(20,983)
Net cash provided by (used in) operating activities	(23,536)
Net decrease in cash	(23,536)
Cash - Beginning of year	180,819
Cash - End of year	$ 157,283
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,915

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker dealer.

Securities Transactions

Securities transactions are recorded on settlement date, generally the third business day following the trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Securities Owned

Securities owned and securities sold, but not yet purchased are recorded at current market value and consist substantially of equities. Securities not readily marketable are valued at fair value as determined by management.

Clearing Arrangements

The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Pershing, LLC.

If a customer or a counterparty fail to perform, the Company may sustain a profit or a loss if the market value of the securities differs from the contract price. During the year ended June 30, 2005, no such material losses have occurred. The Company is located in New York and its customers are located throughout the United States.

2. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the following:

a. Cash and cash equivalents in uninsured money market funds totaled $157,283 at June 30, 2005.

b. Securities owned totaling $52,265, which are being held by the Company's clearing firm are uninsured by SIPC.

3. COMMITMENTS AND CONTINGENCIES

The Company sub-leases an office in Larchmont, New York from a related party. There is no formal lease agreement between the Company and the related party. It is the intention of both parties to continue this arrangement until the expiration of the lease. There was no rent expense for the year ended June 30, 2005.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $184,540, which was $179,540 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of .061 to 1 as of June 30, 2005.

5. FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of cash and cash equivalents, receivables, securities owned, other assets and accrued expenses approximate fair value. Fair value has been determined by management estimates.

6. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Donald R. Valane C.P.A. P.C.
338 Lafayette Street
New York, NY 10012
212-879-2612

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC 17a-15 OF THE SECURITIES AND EXCHANGE
COMMISSION

L.J. Goldstein & Company, Inc.
Board of Directors and Stockholders

We have audited the financial statements of L.J. Goldstein & Company, Inc. as of and for the year ended June 30, 2005 and have issued our report thereon dated August 23, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Donald R. Valane
Certified Public Accountants, P.C.

August 23, 2005

L.J. GOLDSTEIN AND COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005

Net Capital:		
Total stockholder's equity		$ 198,994
Liabilities subordinated to the claims of general creditors		-
Total capital and allowable subordinated liabilities		198,994
Deductions and/or charges		
Non-allowable assets		
Other assets and deductions	$ 784	
Total deductions and/or charges		784
Net capital before haircuts on securities positions		198,210
Haircuts		13,670
Net capital		$ 184,540
Aggregate Indebtness:		
Accrued expenses and other current liabilities		$ 11,338
		$ 11,338
Computation of Basic Net Capital Requirements:		
Minimum net capital requirement		$ 5,000
Excess of net capital over minimum requirements		$ 179,540
Excess net capital at 1000%:		
Basic net capital		$ 184,540
Aggregate Indebtness	$ 11,338	
10% of aggregate indebtness		1,134
Excess net capital at 1000%		$ 183,406
Aggregate indebtness to net capital		6.1%
Reconciliation with company's computation (included in part II of Form X-17A-5 as of June 30, 2005)		
Net capital, as reported in Company's part II (Unaudited) Focus report		$ 184,538
Rounding adjustment		2
Net audit adjustments		-
Net capital per above		$ 184,540

L.J. GOLDSTEIN AND COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF HAIRCUTS
JUNE 30, 2005

		Percent of Haircut	Haircut
Securities at Market Value	$ 52,265		
Less: Securities subject to market blockage	-	100%	$ -
Less: Securities with a limited market and subject to a 40% haircut	-	40%	-
Balance-Readily traded securities subject to a 15% haircut	52,265	15%	7,840
Shorts	-		
Less: 25% of longs	13,066		
Balance at 15%	-	15%	-
Money market	157,283	2%	3,146
Undue concentration longs (15% haircut)	17,899	15%	2,685
Undue concentrations shorts (15% haircut)	-	15%	-
Total Haircuts			$ 13,670

SCHEDULE 2

L.J. GOLDSTEIN & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
JUNE 30, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Donald R. Valane C.P.A. P.C.
338 Lafayette Street
New York, NY 10012
212-879-2612

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
L.J. Goldstein & Company, Inc.

In planning and performing our audit of the financial statements of L.J. Goldstein & Company, Inc. for the year ended June 30, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures for determining compliance with the exemptive provisions of Rule 15c3-3). We did not review the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying the requirements for prompt payment for the securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions; however, we noted no matters involving the internal control structure that we consider to be material weakness as defined above, except for:

> The size of the business and resultant limited number of employees on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weakness are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and or our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Donald R. Valane
Certified Public Accountants, P.C.

August 23, 2005